Exhibit 99.1

TOP IMAGE SYSTEMS LTD.

2 Habarzel Street
Ramat Hahayal, Tel-Aviv
Israel
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 20, 2007

        Notice is hereby given that the Annual Meeting of the Shareholders of Top Image Systems Ltd. (the “Company”) will be held at the Company’s offices at 2 Habarzel St., Ramat Hahayal, Tel Aviv, Israel, on December 20, 2007 at 10 a.m. (local time) (the “Meeting”) for the following purposes (the “Agenda”):

(1)	(A)	To elect and appoint five directors for the coming year.

(B)	To elect and appoint External Directors for the Company’s Board of Directors.

(2)	To appoint Kost, Forer & Gabbay as the independent public accountants of the Company for the year ending December 31, 2007, and to authorize the Board of Directors of the Company to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the Audit Committee.

(3)	To review and ratify the Company’s consolidated Financial Statements for the year ended December 31, 2006.

(4)	To approve the terms of compensation of the Company’s directors for the financial year 2007.

        Shareholders of record at the close of business on November 19, 2007 will be entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

Review of Documents

        The Company expects to mail a detailed notice and proxy statement to its shareholders on or about November 21, 2007, at which time the detailed notice, proxy statement and financial statements and annual report for the year ended on December 31, 2006 of the Company will also be made available at no charge on the U.S. Security and Exchange Commission’s website at: http://www.sec.gov on the Israel Securities Authority’s website at http://www.magna.isa.gov.il (the “Distribution Site”), and at the Tel Aviv Stock Exchange site HTTP://WWW.TASE.CO.IL.. Shareholders may review a copy of all the above-mentioned documents at the Company’s offices at the address stated above during regular working hours and subject to prior appointment (Tel: +972-3-7679100). The financial statements and annual report for the year ended on December 31, 2006 will be also available on the Company’s website at www.TopImageSystems.com. Shareholders are entitled to receive a copy of the proxy statement, the proxy card all position notices and the annual report at their request from the Company.

        Under the Israeli Companies Regulations (Proxy Forms and Position Notices) of 2005, holders of the Company’s Ordinary Shares traded on the Tel Aviv Stock Exchange (“TASE”) through a TASE member are entitled to notification by e-mail free of charge of the link to the Distribution Site where the text of the proxy statement, the proxy card and position notices is accessible, from the TASE member through whom he or she holds his/her shares, unless he/she notified the TASE member that he/she is not interested in receiving such link or wishes instead to receive the proxy statement, the proxy card and the position notices by regular mail for consideration.

Voting

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign the proxy card enclosed to the proxy statement, and mail it as promptly as possible in the stamped envelope enclosed to it.

        Shareholders who hold their shares in “Street Name” (meaning in the name of a bank, broker or other record holder), must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder.

        Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through a TASE member may vote through the proxy card enclosed to the proxy statement by marking, dating, signing and mailing the Proxy Card with a copy of a certificate of incorporation, identity card or passport, as the case may be, to the Company’s above-listed address.

        Shareholders who hold their shares through members of the TASE who wish to vote their shares, in person or by proxy, should obtain a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000, as proof of ownership of the shares, present such certificate at the Meeting or attach it to a duly executed proxy card. Such certification may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request shall have been submitted with respect to a specific securities account. to the Company at the above stated address.

Submission of Proxy Card

        A duly executed proxy card must be received by the Company no later than December 17, 2007 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting, in order to be counted in the vote to be held on the Meeting.

Submission of Position Notices

        Shareholder of the Company may address the Company’s shareholders in writing through the Company in an attempt to influence the manner in which the shareholders will vote with regard to any proposal. Position notices shall be submitted to the Company no later than November 29, 2007.

Voting through Agent; No Internet Voting

        A shareholder may appoint a voting agent to vote in his/her place by way of signing a writ of appointment in accordance with the Company’s Articles of Association.

        The Company will not allow voting through the Internet.

By Order of the Board of Directors, TOP IMAGE SYSTEMS LTD. Izhak Nakar Chairman of the Board of Directors

Date: November 13, 2007